UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014.

Commission File Number 000-55123

Feishang Anthracite Resources Limited

(Translation of registrant's name into English)

54/F International Chamber of Commerce Tower

168 Fuhua 3rd Road, Futian CBD

Shenzhen, Guangdong 518048,

The PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement on Change of Independent Non-executive Director, and Change of Members of Audit, Nomination, Remuneration and Corporate Social Responsibility Committees

On July 15, 2014, Feishang Anthracite Resources Limited made an announcement on change of independent non-executive director, and change of members of audit, nomination, remuneration and corporate social responsibility committees. A copy of that announcement is furnished as Exhibit 99.1 to this Report. The announcement furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

Exhibit Number	Description
99.1	Announcement on Change of Independent Non-executive Director, and Change of Members of Audit, Nomination, Remuneration and Corporate Social Responsibility Committees

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEISHANG ANTHRACITE RESOURCES LIMITED

Date: July 15, 2014	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Announcement on Change of Independent Non-executive Director, and Change of Members of Audit, Nomination, Remuneration and Corporate Social Responsibility Committees